Filed with the Securities and Exchange Commission on July ___, 2002

Securities Act Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

COWLITZ BANCORPORATION
(Exact name of registrant as specified in its charter)

Washington	**91-1529841**
(State of incorporation)	(I.R.S. Employer Identification No.)
927 Commerce Avenue, Longview, Washington	**98632**
(Address of principal executive offices)	(Zip Code)

MENKENS STOCK OPTION AGREEMENT
(Full title of the plan)

Paul L. Campbell, Chief Executive Officer
927 Commerce Avenue
Longview, Washington 98632
(360) 423-9800
(Name, address and telephone number
of agent for service)

Copies to:
Kenneth E. Roberts, Esq.
Foster Pepper & Shefelman
101 S.W. Main St., 15th Fl.
Portland, Oregon 97204

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Number of Shares Being Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock	1,000	$4.53	$4,530.00	$0.42
Common Stock	36,000	$6.44	$231,840.00	$21.33

(1)   The shares of Common Stock represent the number of shares which may be issued pursuant to certain stock options granted pursuant to those option agreements more particularly described in this registration. In addition, pursuant to Rule 416, this Registration Statement also covers an indeterminate number of additional shares which may be issuable as a result of the anti-dilution provisions in the agreements governing such stock option grants.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by Cowlitz Bancorporation (the "Company") with the Securities and Exchange Commission are incorporated by reference in this registration statement:

1.   The Company's annual report for the period ending December 31, 2001 on Form 10-K filed with the Commission on March 29, 2002 (File No. 000-23881).

2.   The Company's quarterly report on Form 10-Q for the period ending March 31, 2002 filed with the Commission on May 14, 2002 (File No. 000-23881).

3.   The description of the Common Stock contained in the Company's registration statement on Form 8-A12G, as amended, and filed with the Commission on March 5,1998, (File No. 000-23881).

All documents filed by the Company subsequent to those listed above pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

Under the Washington Business Corporation Act, a person who is made a party to a proceeding because such person is or was an officer or director of a corporation may be indemnified by the corporation against liability incurred by such person in connection with the proceeding if (i) the person's conduct was in good faith and in a manner he or she reasonably believed was in the corporation's best interest or at least not opposed to its best interests and (ii) if the proceeding was a criminal proceeding, the Indemnitee had no reasonable cause to believe his or her conduct was unlawful. Indemnification is not permitted if the person was adjudged liable to the corporation in a proceeding by or in the right of the corporation, or if the Indemnitee was adjudged liable on the basis that he or she improperly received a personal benefit. Unless the articles of the corporation provide otherwise, such indemnification is mandatory if the Indemnitee is wholly successful on the merits or otherwise, or if ordered by a court of competent jurisdiction.

The Washington Business Corporation Act further provides that a company's Articles of Incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for (i) any breach of the directors' duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any unlawful distribution; or (iv) any transaction from which the director derived an improper personal benefit.

The Restated Articles of Incorporation of the Company provide that the Company will indemnify its directors and officers, to the fullest extent permissible under the Washington Business Corporation Act against all expense liability and loss (including attorney fees) incurred or suffered by reason of service as a director or officer of the company or is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The effect of these provisions is to limit the liability of directors for monetary damages, and to indemnify the directors and officers of the Company for all costs and expenses for liability incurred by them in connection with any action, suit or proceeding in which they may become involved by reason of their affiliation with the Company, to the fullest extent permitted by law. These provisions do not limit the rights of the Company or any shareholder to see non-monetary relief, and do not affect a director's or officer's responsibilities under any other laws, such as securities or environmental laws.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

For exhibits required by Item 601 of Regulation S-K being filed herewith or incorporated herein by reference see Exhibit Index.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(3)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that paragraphs 1 and 2 do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(D) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(E) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that the claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The foregoing undertaking shall not apply to indemnification which is covered by insurance.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Longview, State of Washington, on the 8th day of July, 2002.

COWLITZ BANCORPORATION

By: _____
      Paul L. Campbell,
      President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints PAUL L. CAMPBELL and DON P. KISER, and each of them, with full power of substitution to act as his true and lawful attorney in fact and agent to act in his name, place and stead, and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration, including any and all post-effective amendments or new registration pursuant to Rule 462.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By: _____   Date: July 8, 2002
      Paul L. Campbell
      Chief Executive Officer and Director

By: _____   Date: July 8, 2002
      Don P. Kiser, Chief Financial Officer

By: _____   Date: July 8, 2002
      E. Chris Searing, Director

By: _____   Date: July 8, 2002
      Benjamin Namatinia, Chairman of the Board

By: _____   Date: July 8, 2002
      John S. Maring, Director

By: _____   Date: July 8, 2002
      Mark F. Andrews, Jr., Director

EXHIBIT INDEX

Exhibit	
4.1	Non-Qualified Stock Option Agreement between Cowlitz Bancorporation and Harve Menkens
5.1	Opinion of Foster Pepper & Shefelman
23.1	Consent of Moss Adams LLP
23.2	Consent of Foster Pepper & Shefelman (included in Exhibit 5.1)
24.1	Power of Attorney (Included in the signature page)

EXHIBIT 4.1

NONQUALIFIED STOCK OPTION AGREEMENT

This Nonqualified Stock Option Agreement (the "Option Agreement") is made and entered into this 3rd day of July, 2002, pursuant to the terms of an employment agreement between COWLITZ BANCORPORATION (the "Company") and HARVE MENKENS ("Optionee").

RECITALS

WHEREAS, the Company and the Optionee entered into an employment agreement dated May 14, 1999 (the "Employment Agreement") and as an inducement to acquire a proprietary interest in the Company and provide Optionee an added incentive to promote the success of the Company's business, Optionee was granted certain stock options dependent upon the Company's annual financial performance;

WHEREAS, Optionee's employment with the Company was terminated on or about April 5, 2002, ("Termination Date") and, at that time, based on the financial performance of the Company, the Optionee was entitled under the Employment Agreement to receive stock options covering 37,000 shares of Common Stock of the Company (the "Option Shares");

WHEREAS, after termination of employment, the Company and Optionee entered into a Settlement Agreement dated June 17, 2002, (collectively with the Employment Agreement, the "Agreements") confirming the number and terms of the outstanding Options Optionee was entitled to under his Employment Agreement and vested in Optionee on the Termination Date;

WHEREAS, paragraph 6(d) of the Employment Agreement provided that all option grants shall be evidenced by a written agreement, the Company and Optionee enter into this option agreement for the purpose of evidencing those Options previously granted to Optionee under the Employment Agreement and vested in the Optionee on the Termination Date.

Unless otherwise defined herein, capitalized terms defined in this Option Agreement shall have the meanings as defined in the Agreements.

AGREEMENT

NOW, THERFORE, the Company and Optionee agree as follows:

1. **Terms of the Option.**

      1.1   Grant of Option. The Company hereby grants to the Optionee the right, privilege, and option (the "Option") to purchase up to 1,000 shares of Common Stock at $4.53 per share and 36,000 shares of Common Stock at $6.44 per share (the "Exercise Price"), subject to adjustment in accordance with the terms and conditions set forth in the Agreements and this Option Agreement. The Option may only be exercised as to a whole number of shares of Common Stock.

      1.2   Status of this Option as a Nonqualified Stock Option. It is intended by the Company that this Option will not qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

1.3　　Nontransferability of Option. The Option and the rights of the Optionee under this Option Agreement may not be transferred in any manner except by will or by the laws of descent and distribution upon the death of the Optionee.

1.4　　Reservation of Shares. The Company agrees that at all times there will be reserved for issuance upon exercise of the Option such number of shares of its Common Stock as is required for such issuance.

2.　　Time of Exercise of Option.

2.1　　When the Option Becomes Exercisable. The Option may be exercised in whole or in part at any time after the date of this Agreement, but only to the extent not previously exercised.

2.2　　Expiration and Termination of Option. This Option will expire upon the close of business on September 17, 2002 (the "Expiration Date") and may terminate earlier upon certain events as set forth in Section 4 of this Option Agreement. To the extent that this Option has not been exercised prior to the Expiration Date or any earlier termination, all further rights to purchase shares pursuant to this Option will cease and terminate at such time.

3.　　Option Exercise Procedures.

3.1　　Who May Exercise the Option. Only the Optionee (or, in the case of exercise after death of the Optionee, by the executor, administrator, heir, or legatee of the Optionee, as the case may be) may exercise this Option.

3.2　　Notice of Exercise. A "Notice of Exercise" must be signed and delivered to the Company's Chief Financial Officer or such other person as the Company may designate at the Company's principal business office of the Company. A copy of the Company's current form of Notice of Exercise is attached hereto. The Company, however, reserves the right to revise its form of Notice of Exercise from time-to-time as it determines to be appropriate. If, at the time of the exercise of this Option, the Company does not have an effective registration statement on file with the Securities and Exchange Commission that covers the issuance of shares upon the exercise of this Option, the Notice of Exercise will also contain certain representations from the Optionee as required under applicable state and federal securities laws. A copy of the then-current form of Notice of Exercise may be obtained at any time from the Company. A notice will only be effective if submitted on the form in effect at the time of such exercise.

3.3　　Payment of Exercise Price. The Notice of Exercise must indicate the manner of payment of the Exercise Price for the number of shares so purchased. Payment shall be made by cash, by the surrender to the Company for cancellation of shares of Common Stock or other securities of the Company (provided that the surrendered shares of Common Stock or other securities of the Company shall have been held by the Optionee for not less than six months) or any combination of the foregoing.

3.4　　Payment of Tax Withholding. The Optionee shall pay or make adequate provision for payment, of Tax Withholding upon exercise of this Option. The notice of exercise shall indicate the method of payment of Tax Withholding, which may be accomplished by payment in cash, the Company withholding other cash amounts payable by the Company to the Optionee, the surrender of shares of Common Stock or other securities of the Company (provided that the surrendered shares of Common Stock or other securities of the Company shall have been held by the Optionee for not less than six months) or any combination of the foregoing.

3.5   Delivery of Shares Following Exercise. The Company will make delivery of the Option Shares purchased within a reasonable time after it receives the Notice of Exercise, payment in full of the Exercise Price of the Option Shares being purchased and the payment or adequate provision for payment of Tax Withholding. However, if any law or regulation requires the Company to take any action with respect to the issuance of the Option Shares, including, without limitation, actions that may be required for compliance with federal and state securities laws or the listing requirements of any stock exchange upon which the Company's Common Stock is then listed, then the date of delivery of such shares may be extended for the period necessary to take such action. The Optionee shall only become the holder of such shares when the issuance of the shares is reflected on the Company's stock transfer record.

4.   **Representations, Warranties and Covenants of the Optionee.**

4.1.   Rights Prior to Exercise of This Option. The Optionee understands and agrees that the Optionee will have no rights as a shareholder in the Option Shares, including, without limitation, the right to vote or receive dividends, until the issuance of the shares is reflected in the Company's stock transfer records.

4.3.   Tax Implications. The Optionee understands that, under federal income tax laws as they currently exist, the exercise of this Option will result in ordinary income to the Optionee in the amount by which the Fair Market Value (as of the date of exercise) of the shares acquired upon exercise exceeds the Exercise Price.

4.4   Disclosures. The Optionee acknowledges receipt of a copy of the Agreements and certain related information and represents that Optionee has fully reviewed the terms and conditions of the Agreements and this Option and has had opportunity to obtain the advice of counsel prior to executing this Option. The Optionee represents and warrants that the Optionee is not relying upon any representations, agreements or understandings of or with the Company except for those set forth in this Option.

5. **Miscellaneous Provisions**

5.1.   Binding Effect. This Option Agreement will be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, and assigns.

5.2.   Notices. All notices to the Optionee or other persons then entitled to exercise this Option will be delivered at the address contained in the records of the Company or such other address as may be specified in writing by the Optionee or such other person. All notices to the Company will be delivered at its principal offices.

5.3.   Governing Law and Interpretation. This Option Agreement will be governed by the laws of the State of Washington as to all matters, including but not limited to matters of validity, construction, effect, and performance, without giving effect to rules of choice of law. This Option Agreement hereby incorporates by reference all of the provisions of the Agreements and will in all respects be interpreted and construed in such manner as to effectuate the intent of the Agreements. In the event of a conflict between the terms of this Option Agreement and the , the terms of the Agreements will prevail. All matters of interpretation of the Agreements and this Option Agreement, including the applicable terms and conditions and the definitions of the words, will be determined in the sole and final discretion of the Committee or the Company's Board of Directors.

5.4.   Attorney Fees. If any suit or action is instituted in connection with any controversy arising out of this Option Agreement or the enforcement of any right hereunder, the prevailing party will be entitled to recover, in addition to costs, such sums as the court may adjudge reasonable as attorney fees, including fees on any appeal.

COWLITZ BANCORPORATION

By: _____
    Paul L. Campbell,
    President

Attest:

By: _____
    Don P. Kiser, Secretary

OPTIONEE:

_____
Harve Menkens

EXHIBIT 5.1

[FOSTER PEPPER & SHEFELMAN LETTERHEAD]

July 2, 2002

Board of Directors
Cowlitz Bancorporation
927 Commerce Avenue
Longview, Washington

      Re: Form S-8 Registration
               Menkens Stock Option Agreement

Gentlemen:

       This firm is special counsel to Cowlitz Bancorporation, a Washington corporation, (the "Company") and, in that capacity, has assisted in the preparation of certain documents, including the Company's Registration Statement on Form S-8 (the "Registration Statement") relating to the issuance of up to 37,000 shares of the Company's Common stock ("Shares") in accordance with the Non Qualified Stock Option Agreement between the Company and Harve Menkens, a former employee (the "Agreement").

       In the course of our representation described above, we have examined the Agreement, the Registration Statement as prepared for filing with the Securities and Exchange Commission and related documents and correspondence. We have reviewed the Restated Articles of Incorporation and the Bylaws of the Company, as amended, and excerpts of minutes of certain meetings of the Board of Directors and shareholders of the Company. We have also received from the officers of the Company certificates and other representations concerning factual matters relevant to this opinion. We have received such certificates from, and have made inquiries of public officials in those jurisdictions in which we have deemed it appropriate.

       As to matters of fact, we have relied upon the above certificates, documents and investigation. We have assumed without investigation the genuineness of all signatures and the authenticity and completeness of all of the documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Based upon and subject to all of the foregoing, we are of the opinion that:

> The Shares have been validly authorized, and when (i) the Registration Statement has become effective; (ii) the applicable provisions of the Securities Act of 1933, as amended, and such state securities laws as may be applicable have been complied with, and (iii) the Shares have been issued in accordance with the Agreement as contemplated by the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

Regardless of the states in which members of this firm are licensed to practice, this opinion is limited to the present laws of the State of Washington and the United States of America and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

This opinion is provided to you as a legal opinion only, and not as a guaranty or warranty of the matters discussed herein. Our opinion is limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

The opinions expressed herein are for the benefit of and may be relied upon only by you in connection with the Agreement. Neither this opinion nor any extract therefrom nor reference thereto shall be published or delivered to any other person or otherwise relied upon without our expressed written consent.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Commission.

Very truly yours,

FOSTER PEPPER & SHEFELMAN, LLP

By: /s/ Curt Gleaves
    Curt Gleaves, Partner

Portland, Oregon

EXHIBIT 23.1

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in this Registration Statement on form S-8 of Cowlitz Bancorporation of our report dated February 14, 2002, incorporated by reference in the Annual Report on Form 10-K of Cowlitz Bancorporation for the year ended December 31, 2001.

/s/ Moss Adams LLP

Portland, Oregon
July 5, 2002